CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0326/07/LTR

07021117

13 February 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 30 January 2007 (*Settlement Agreement Relating to the Proposed Disposal of Properties to Suntec REIT*);
- 5 February 2007 (*Interested Person Transactions – Provision of Loans to Joint Ventures*); and
- 7 February 2007 (*News Release – CDL's successful bid for a prime site in Thomson area*)

Yours faithfully

PROCESSED
FEB 20 2007
THOMSON FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Jan-2007 18:20:51
Announcement No.	00127

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Settlement Agreement Relating to the Proposed Disposal of Properties to Suntec REIT
Description	Please find attached the announcement relating to the subject matter.
Attachments:	CDLAnn_300107.pdf Total size = **16K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

SETTLEMENT AGREEMENT RELATING TO THE PROPOSED DISPOSAL OF PROPERTIES TO SUNTEC REIT

The Directors of City Developments Limited (the "Company") refer to their announcements dated:

1. 30 June 2005 relating to, *inter alia*, the 11 conditional sale and purchase agreements ("the Agreements") entered into between the Company and certain of its subsidiaries, as vendors, (collectively, the "Vendors") and HSBC Institutional Trust Services (Singapore) Limited ("HSBCIT"), in its capacity as trustee of Suntec Real Estate Investment Trust ("Suntec REIT") as purchaser; and

2. 12 October 2005 relating to the purported termination of the Agreements by HSBCIT as trustee of Suntec REIT.

On 30 January 2007, HSBCIT, as trustee of Suntec REIT, ARA Trust Management (Suntec) Limited ("ARA") and the Company and its subsidiaries (collectively, the "Parties"), entered into a Settlement Agreement pursuant to which, without prejudice to any of the Parties' previous legal positions, upon the (i) refund to HSBCIT of the various deposits paid by HSBCIT under the Agreements, the total of which amount to S$5,000,000, and (ii) payment to the Company of all the interest earned on each deposit, the following agreements will be terminated and be of no further effect:

1. the Agreements;

2. the Strategic Advisor Agreement dated 30 June 2005 between the Company and ARA; and

3. the Property Management Agreement dated 30 June 2005 between City Project & Property Management Pte. Ltd. (now known as CDL Management Services Pte. Ltd.), HSBCIT (as trustee of Suntec REIT) and ARA.

The aforementioned payments are expected to be made to HSBCIT and the Company no later than 1 February 2007. The terms of the said Settlement Agreement constitute full and final settlement of this matter, without admission of any liability whatsoever by any of the Parties.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Dated 30 January 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	05-Feb-2007 17:13:31
Announcement No.	00047

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Interested Person Transactions - Provision of Loans to Joint Ventures
Description	Please refer to the attached file on the above.
Attachments:	CDLannc_050207.pdf Total size = **24K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

INTERESTED PERSON TRANSACTIONS – PROVISION OF LOANS TO JOINT VENTURES

Pursuant to Rule 916(3) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Directors of City Developments Limited (the "Company" or "CDL") wish to announce that the Company, its subsidiaries and associated companies over which the Company, its subsidiaries and/or interested persons have control (collectively, the CDL entities-at-risk shall be referred to hereinafter as the "CDL EAR Group"), have during the financial year ended 31 December 2006:

i. extended shareholders' loans to joint ventures and/or joint venture companies in which its interested persons also have an interest; and
ii. where the Company's subsidiaries and associated companies are joint venture companies, received shareholders' loans from its interested persons having an interest in such joint venture companies, (collectively, the "Shareholders' Loans").

The interested persons in these joint ventures are all associates of Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), being subsidiaries of HLIH and/or companies in which HLIH and its subsidiaries have an aggregate interest of 30% or more (collectively, the HLIH interested persons shall be referred to hereinafter as the "HLIH IP Group"). The Directors of CDL consider HLIH, a controlling shareholder of CDL, to be CDL's immediate and ultimate holding company.

The aggregate value of all new Shareholders' Loans extended in accordance with Rule 916(3) during the financial year ended 31 December 2006 and where applicable, the interest accrued during the said financial year on Shareholders' Loans (excluding any transactions less than $100,000) amounted to $18,221,475.00.

All of the Shareholders' Loans referred to in this Announcement have been extended by all the joint venture parties or shareholders in proportion to their equity interest in the joint venture and on the same terms and conditions, including the interest rate, if any, accrued or to be accrued on the Shareholders' Loans. None of the HLIH IP Group has an existing equity interest in the joint ventures prior to the participation of the CDL EAR Group in the joint ventures.

The Audit Committee of CDL has reviewed the grant of these Shareholders' Loans and is of the view that:

a. the provision of the Shareholders' Loans is not prejudicial to the interests of the Company and its minority shareholders; and
b. the risks and rewards of each of the joint ventures are in proportion to the equity interest of each joint venture party and the terms for the provision of the Shareholders' Loans are not prejudicial to the interests of the Company and its minority shareholders.

The value of all transactions entered into with the HLIH IP Group (which includes the Shareholders' Loans and applicable accrued interest) in the financial year ended 31 December 2006 is $29,330,581.80*. The total value of all interested person transactions entered into by the CDL EAR Group for the financial year ended 31 December 2006 is $81,849,961.80*[1].

* *The aggregate value indicated in the above paragraph excludes transactions less than $100,000.00 and transactions conducted under the IPT Mandate pursuant to Rule 920.*

[1] *Includes the value of transactions of $52,399,380.00 being sale of property units to relatives of Directors of CDL which was announced during the year pursuant to Rule 910.*

The following Directors of CDL are also directors in one or more companies within the HLIH IP Group:

- Messrs Kwek Leng Beng, Kwek Leng Joo, Chow Chiok Hock, Kwek Leng Peck and Han Vo-Ta.

Save as disclosed above, none of the Directors of CDL has any interest direct or indirect in the aforesaid transactions.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
5 February 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Feb-2007 12:38:20
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - CDL's successful bid for a prime site in Thomson area
Description	Please see attached News Release issued by City Developments Limited on 7 February 2007.
Attachments:	CDL_PressRelease_070207.pdf Total size = **24K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

News Release

7 February 2007

CDL's Successful Bid for a Prime Site in Thomson Area

City Developments Limited (CDL) has made a successful bid for The Albany, a prime residential freehold site in district 11 for S$65 million. In addition, there will be a development charge of S$174,000.

A well-located site along Thomson Road, a vicinity high in demand, The Albany is but a short drive away from Orchard Road and the Central Business District and only minutes from the Pan Island Expressway. It is also close to the upcoming Thomson MRT station.

The Albany site is approximately 41,688 square feet and has a plot ratio of 2.8. With the possible purchase of an adjoining State Land plot of 15,177 square feet, the combined site has the potential to have 135 apartment units, 36-storeys high.

CDL's successful bid for The Albany has strengthened its presence in the Thomson vicinity. In March 2006, CDL purchased the adjoining Lock Cho Apartments, Comfort Mansion and a four-storey walk-up apartment for S$156.3 million.

==

For more information, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: 6428 9315

Gerry de Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
Tel: 64289 308

END